# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEXGEL, INC., CIK 0001468929
CUSIP: 65344E107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2150 CABOT BLVD WEST, Suite B, LANGHORNE, Pennsylvania (PA), 19047
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-009776
Filed by CIK 0002037867

## Reporting persons
- Asymmetry Point LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 745,000; shared voting power 0; sole dispositive power 745,000; shared dispositive power 0; aggregate amount beneficially owned 745,000 (8.8% of the class)
  Comment: Percentage ownership is calculated based on 8,475,693 shares of Common Stock of NexGel, Inc. ("Issuer") as of March 31, 2026, as reported in the Annual Report on Form 10-K for the year ended December 31, 2025, filed by the Issuer with the SEC on March 31, 2026.
- Asymmetry Point Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 745,000; shared voting power 0; sole dispositive power 745,000; shared dispositive power 0; aggregate amount beneficially owned 745,000 (8.8% of the class)
  Comment: Asymmetry Point Capital LLC is the General Partner of Asymmetry Point LP and may be deemed to have sole voting and dispositive power over the 745,000 Shares held by Asymmetry Point LP.
  
  Percentage ownership is calculated based on 8,475,693 shares of Common Stock of NexGel, Inc. ("Issuer") as of March 31, 2026, as reported in the Annual Report on Form 10-K for the year ended December 31, 2025, filed by the Issuer with the SEC on March 31, 2026.
- Mr. Aviv Argaman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 745,000; shared voting power 0; sole dispositive power 745,000; shared dispositive power 0; aggregate amount beneficially owned 745,000 (8.8% of the class)
  Comment: As the fund manager of Asymmetry Point LP and the President and Secretary of Asymmetry Point Capital LLC, the General Partner of Asymmetry Point LP, Mr. Aviv Argaman may be deemed to have sole voting and dispositive power over the 745,000 Shares held by Asymmetry Point LP.
  
  Percentage ownership is calculated based on 8,475,693 shares of Common Stock of NexGel, Inc. ("Issuer") as of March 31, 2026, as reported in the Annual Report on Form 10-K for the year ended December 31, 2025, filed by the Issuer with the SEC on March 31, 2026.

## Item 1. Issuer
Name of issuer: NEXGEL, INC.
Address of issuer's principal executive offices: 2150 CABOT BLVD WEST, Suite B, LANGHORNE, PENNSYLVANIA, 19047.

## Item 2. Person Filing
Name of person filing:
Asymmetry Point LP
Asymmetry Point Capital LLC
Mr. Aviv Argaman
Address of principal business office or, if none, residence:
Asymmetry Point LP
100 Biscayne Blvd
Floor 12, Miami, Florida 33132

Asymmetry Point Capital LLC
100 Biscayne Blvd
Floor 12, Miami, Florida 33132

Mr. Aviv Argaman
100 Biscayne Blvd
Floor 12, Miami, Florida 33132
Citizenship:
Asymmetry Point LP is a Delaware limited partnership

Asymmetry Point Capital LLC is incorporated in the state of Florida, USA

Mr. Aviv Argaman is a citizen of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Items 5-9 on the cover page of each Reporting Person.
Percent of class: Incorporated by reference from Item 11 on the cover page of each Reporting Person.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 on the cover page of each Reporting Person.
Shared power to vote or to direct the vote: 0 for all Reporting Persons.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 on the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: 0 for all Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated March 12, 2025 (incorporated by reference to Exhibit A of Schedule 13G filed with the SEC on March 12, 2026).

## Signatures
- Asymmetry Point LP: /s/ Asymmetry Point LLC, General Partner (04/29/2026)
- Asymmetry Point LP: /s/ Aviv Argaman, President and Secretary (04/29/2026)
- Asymmetry Point Capital LLC: /s/ Aviv Argaman, President and Secretary (04/29/2026)
- Mr. Aviv Argaman: /s/ Mr. Aviv Argraman, Aviv Argaman (04/29/2026)